                                                      Filed by NetIQ Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934

                               Subject Company:  Mission Critical Software, Inc.
                                                   Commission File No. 000-26205

     Transcript of Interview with Mission Critical (MCSW) CEO Michael Bennett and NetIQ (NTIQ) CEO Ching-Fa Hwang - Conducted on 02/28/00, circulated on 2/29/00 at 10:30p.m. PST.

     CNBC- POWER LUNCH INTERVIEW WITH MISSION CRITICAL CEO MICHAEL BENNETT AND NETIQ CEO CHING-FA HWANG, FEBRUARY 28, 2000

     SUMMARY: Hwang explains the details of the software merger. Bennett says the name of the new company has not been decided. Bennett comments on the companies pulling together their resources.

     Bill: They do basically the same thing, you have both very high profile customers, why merge?

     You probably just gave us the answer, actually. The two companies have really been sort of on a very similar track. They were founded about four years ago. We have had sort of our own singular focus, in this market segment and about probably four months ago, we began to in essence, migrate into NetIQ space, and NetIQ began to consider migrating into ours. We have spoken about this for you know a few weeks. Our decision was frankly let's pool resources and basically create the only end-to-end enterprise solution for NT Windows 2000 and managing e-commerce infrastructures. Frankly we believe this is a very, very exciting opportunity for us, our customers, and shareholders.

     Bill: Mr. Hwang, the scouting report is both companies have hung their hats on Windows 2000, the new operating system from Microsoft. And you know it is come to market to mixed reviews and feeling is it won't not bounce out of the box the way Windows NT did when introduced. I mean, how do you feel about that? Are you kind of worried that it will not be the blockbuster that Windows NT was?

     Well, we have very high confidence in Microsoft ability to get Windows 2000 to be the choice for e-business as Microsoft has done that many times if you watch the history of Windows nt. Right now it is already a choice for e-business or e-commerce company running that as platform. So, either way I think we already have a pretty good market penetration in Windows NT market and we can also manage both companies independently, can also manage a mix of Windows NT and Windows 2000 environment. Certainly, we are already get all necessary product features of Windows 2000. So, whether the transition is going to be fast or slow, I think we going to come out of it very well.

     Bill: What about Linux? That is making inroads, even as we speak.

     Where what we have observed in market, Linux hasn't made much inroad into the business market. Windows NT is still by far the platform of choice.

     Bill: You've got Dell Computer, some others that are with their business computers, offering Linux as an operating system on there as well.

     We don't see much market demand from our customers at this point. Certainly, getting ready to explore Linux market when ready. With this combined resources, our strength I think we will be even better positioned, to address the Linux market when market demand picks up.

     Bill: If I'm a customer of yours and not a customer of Mr. Hwang, am I suddenly going to be receiving a kind of a blending of the two products that you were offering, side-by-side.

     Clearly, the breadth of product line has been increased significantly. NetIQ has had a very, very strong application management capability on the NT, enterprise. Ours has been really more focused on infrastructure management. The combination of the two, provides the most scaleable, application management product in the NT market segment.

     Bill: What are you going to call this new company?

     We have not figured it out yet, probably take two or three weeks to figure it out. We hired a company called 100 Monkeys to help figure it out, so who knows what it will be.

     Bill: A nice name. Good luck. Thank you for joining us.

     Appreciate your time, sir.

     Bill: President and CEO of NetIQ, and Michael Bennett, Chairman CEO of Mission Critical Software joining us today. Here is what they have done the past three months. We have built a chart of both companies. You can see NetIQ has been doing better higher priced, but today down 4 3/16 at 69 5/16, Mission Critical up 7/16 at 62 11/16.

                                      ***

     This transcript does not constitute an offer of any securities for sale.

     With the exception of the historical data contained herein, this transcript contains statements relating to future results of the companies that are ``forward looking statements'' as defined in the Private Securities Litigation Reform Act of 1995. The companies' actual future results could differ materially from the results discussed herein. Factors that could cause or contribute to such differences include the risks inherent in acquisitions of technology businesses including the failure of the transactions to close due to regulatory obstacles or other factors, the successful integration of the companies, the timing and successful completion of technology and product development, our ability to retain and hire key executives, technical personnel and other employees, changing relationships with customers, suppliers and strategic partners, unanticipated costs associated with integration activities, as well as customer acceptance of new product offerings, and competition in the companies' various product lines. For a more complete discussion of risks and uncertainties see the section entitled "Risk Factors" in NetIQ's and Mission Critical Software's reports on form 10-Q as filed with the Securities and Exchange Commission.

     NetIQ Corporation, its officers and directors may be deemed to be participants in the solicitation of proxies from NetIQ's shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in NetIQ's S-1 Registration Statement filed with the SEC on November 15, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the NetIQ Corporation contact listed below.

     Mission Critical Software, Inc., its officers and directors may be deemed to be participants in the solicitation of proxies from Mission Critical shareholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Mission Critical's S-1 Registration Statement filed with the SEC on October 25, 1999, and subsequently amended. This document is available free of charge at the SEC website at www.sec.gov and from the Mission Critical contact listed below.

     SHAREHOLDERS OF MISSION CRITICAL AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS WHICH WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ CORPORATION, INC. IN CONNECTION WITH THE MERGER BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. AFTER SUCH DOCUMENT IS FILED, IT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEBSITE AT WWW.SEC.GOV AND FROM NETIQ CORPORATION AND MISSION CRITICAL SOFTWARE THROUGH THE CONTACTS LISTED BELOW.


Contacts:
For Mission Critical Software:

Susan Torrey, Press & Investor Relations, 713.548.1863,
mailto:susan.torrey@missioncritical.com
---------------------------------------

Steve Odom, Chief Financial Officer, (713) 548-1829,
mailto:steve.odom@missioncritical.com
------ ------------------------------

For NetIQ:
Debra Randall, Investor Relations, 408-330-7116, mailto:debra.randall@netiq.com
                                                 ------------------------------
Laurie Chun, Public Relations, 408-330-7113, mailto:Laurie.chun@netiq.com
                                             ----------------------------
Jim Barth, Chief Financial Officer, 408-354-3956, mailto:Jim.barth@netiq.com
                                                  --------------------------

For Ganymede:
Katherine Demacopoulos, Public Relations, 919-469-0997 x325,
mailto:katherined@ganymede.com
------------------------------

                                      -3-